SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 4)

Banyan Rail Services Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

06684A206
(CUSIP Number)

Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 06684A206	Page 2 of 7

1	name of reporting person i.r.s. identification no. of above person (entities only) Gary O. Marino
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions)
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 448,839(1)
	8	shared voting power
	9	sole dispositive power 448,839(1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 448,839(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 13.7%
14	type of reporting person (see instructions) IN

(1) Includes 212,728 shares of Common Stock and 1,000 shares of Series A Convertible Preferred Stock currently convertible into 50,000 shares of Common Stock held by Patriot Equity, LLC, 2,500 shares of Series B Convertible Preferred Stock that will become convertible into 111,111 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events, held by Patriot Rail Corp., and 75,000 options to purchase shares of Common Stock that are currently exercisable or exercisable within 60 days. Mr. Marino is the sole member of Patriot Equity and the president and a significant stockholder of Patriot Rail.

CUSIP No. 06684A206	Page 3 of 7

1	name of reporting person i.r.s. identification no. of above person (entities only) Patriot Equity, LLC
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions)
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Florida
number of shares beneficially owned by each reporting person with	7	sole voting power 262,728(1)
	8	shared voting power
	9	sole dispositive power 262,728(1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 262,728(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 8.5%
14	type of reporting person (see instructions) OO

(1) Includes 1,000 shares of Series A Convertible Preferred Stock currently convertible into 50,000 shares of Common Stock.

CUSIP No. 06684A206	Page 4 of 7

1	name of reporting person i.r.s. identification no. of above person (entities only) Patriot Rail Corp.
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions) WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Florida
number of shares beneficially owned by each reporting person with	7	sole voting power 111,111(1)
	8	shared voting power
	9	sole dispositive power 111,111(1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 111,111(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 3.5%
14	type of reporting person (see instructions) CO

(1) Consists of 2,500 shares of Series B Convertible Preferred Stock that will become convertible into 111,111 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events.

CUSIP No. 06684A206	Page 5 of 7

Introduction.

Pursuant to Rule 13d-1(k), this Amendment No. 4 to Schedule 13D is filed by Gary O. Marino, Patriot Equity, LLC (“Patriot Equity”) and Patriot Rail Corp. (“Patriot Rail”) relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Banyan Rail Services Inc., a Delaware corporation (the “Company”).  Mr. Marino is the sole member of Patriot Equity and the president and a significant stockholder of Patriot Rail.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a)         Patriot Rail Corp. Mr. Marino is the president and a significant stockholder of Patriot Rail.

(b)         The business address of Patriot Rail is 2255 Glades Road, Suite 342-W, Boca Raton, FL 33431.

(c)         Patriot Rail is an owner and operator of short-line railroads.

(d)         Negative with respect to Patriot Rail.

(e)         Negative with respect to Patriot Rail.

(f)          Patriot Rail is a corporation organized in the state of Florida.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The shares of Series B Preferred Stock reported in Item 5(c) as having been acquired by Patriot Rail in a private transaction were acquired for the aggregate purchase price of $250,000 with working capital of Patriot Rail.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are amended and supplemented as follows:

(a)           Based solely on information provided by the Company, there are currently 3,046,067 shares of Common Stock outstanding.  Mr. Marino beneficially owns 448,839 shares of Common Stock, including 212,728 shares of Common Stock owned by Patriot Equity, 1,000 shares of Series A Convertible Preferred Stock, currently convertible into 50,000 shares of Common Stock, owned by Patriot Equity, 2,500 shares of Series B Convertible Preferred Stock, that will become convertible into 111,111 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events, owned by Patriot Rail, and 75,000 options to purchase shares of Common Stock, or in total 13.7% of the Company’s outstanding Common Stock, assuming exercise of the options owned by Mr. Marino, conversion of the Series A Preferred Stock owned by Patriot Equity and conversion of the Series B Preferred Stock owned by Patriot Rail.  Patriot Equity beneficially owns 262,728 shares of Common Stock, including 212,728 shares of Common Stock and 1,000 shares of Series A Preferred Stock currently convertible into 50,000 shares of Common Stock, or 8.5% of the Company’s outstanding Common Stock assuming conversion of the Series A Preferred Stock owned by Patriot Equity. Patriot Rail beneficially owns 2,500 shares of Series B Preferred Stock that will become convertible into 111,111 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events, or 3.5% of the Company’s outstanding Common Stock assuming conversion of the Series B Preferred Stock owned by Patriot Rail.

CUSIP No. 06684A206	Page 6 of 7

(c)         Pursuant to a subscription agreement dated September 29, 2010, on October 20, 2010 Patriot Rail purchased 2,500 shares of Series B Convertible Preferred Stock of the Company in a private transaction at a price of $100 per share, or an aggregate purchase price of $250,000. These shares of preferred stock will become convertible into 111,111 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events. Mr. Marino and Patriot Rail have not effected any other transactions in the Company’s Common Stock in the past 60 days.

Item 7.	Material to be Filed as Exhibits.

7.1          Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 27, 2010

/s/ Gary O. Marino
Gary O. Marino, individually

Patriot Equity, LLC

/s/ Gary O. Marino
By Gary O. Marino, sole member

Patriot Rail Corp.

/s/ Gary O. Marino
By Gary O. Marino, President

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement